                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ________________


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                                 July 16, 2001

                                _______________


                               IFCO SYSTEMS N.V.

                (Translation of registrant's name into English)


                          RIVIERSTAETE, AMSTELDIJK 166
                       1079 LH AMSTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


                                 ______________


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


               Form 20-F     X                    Form 40-F
                         ---------                          ------


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                      Yes                No   X
                          ------            -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N/A.

QUARTERLY REPORT

     The registrant's First Quarterly Report 2001 filed with the Frankfurt Stock Exchange on July 13, 2001, with respect to the three months ended March 31, 2001, is attached to this report as Appendix A.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    IFCO SYSTEMS N.V.
                                    (Registrant)


Date: July 16, 2001                 By: /s/ Michael W. Nimtsch
                                       -----------------------------------------
                                       Michael W. Nimtsch
                                       Senior Executive Vice President and Chief
                                       Financial Officer

                                                                      APPENDIX A



                              [IFCO SYSTEMS LOGO]

                             First Quarterly Report
                                      2001

                      IFCO SYSTEMS N.V. AND SUBSIDIARIES
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED MARCH 31, 2001
                                     INDEX

                                                                                                                       Page
                                                                                                                       ----
General Information.................................................................................................      2
Condensed Consolidated Balance Sheets as of December 31, 2000 and March 31, 2001....................................      3
Condensed Consolidated Statements of Operations for the Three Months Ended
   March 31, 2000 and 2001..........................................................................................      4
Condensed Consolidated Statements of Comprehensive Loss for the Three Months Ended
   March 31, 2000 and 2001..........................................................................................      5
Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2000 and 2001..................      6
Notes to the Condensed Consolidated Financial Statements............................................................      7
Cautionary Note Regarding Forward-Looking Statements................................................................     14
Report of Management................................................................................................     15

                              GENERAL INFORMATION

     IFCO Systems N.V. ("IFCO Systems" or the "Company"), which was incorporated under the laws of the Netherlands on March 31, 1999, is the holding company for IFCO Systems Europe GmbH and its subsidiaries (formerly known as IFCO Europe Beteiligungs GmbH) ("IFCO Europe"), IFCO Systems North America, Inc. and its subsidiaries ("IFCO North America"), and the newly founded IFCO Online AG ("IFCO Online").

     IFCO Systems was founded for the purpose of merging the IFCO companies, which consisted of IFCO Europe, MTS Okologistik GmbH ("MTS"), and IFCO International Network Beteiligungsgesellschaft mbH, formerly known as Schoeller International Logistics Beteiligungsgesellschaft mbH ("SIL"), ("IFCO International"), and their subsidiaries, with PalEx, Inc. and its subsidiaries ("PalEx"), which subsequently changed its name to IFCO North America (the "Merger"). Subsequent to the Merger, MTS became a subsidiary of IFCO Europe and IFCO International was merged into IFCO Europe.

     With the completion of the Merger on March 8, 2000, the IFCO companies' returnable plastic container ("RPC") systems were combined with IFCO North America's pallet and industrial container operations. RPCs are used for the flow of products through one whole distribution cycle and then are reused multiple times. The Company's RPC operations are primarily in Europe and North America and its pallet and industrial container operations are in North America.

     The Company is a provider of round-trip systems internationally, serving customers in 32 countries. IFCO manages a global pool of approximately 70 million owned and leased RPCs and owns and manages a rental pool of over 1.6 million pallets in Canada, making it one of the largest pallet rental pool owners and managers in North America. In addition, the Company is a provider of new and recycled pallets and industrial container services in North America.
The Company expects to sell its new pallet manufacturing operations in the third quarter of 2001.

     IFCO North America was acquired by the Company and accounted for as a purchase on March 8, 2000 concurrently with the Company's initial public offering and related transactions. As such, IFCO North America's results of operations are included in the accompanying condensed consolidated financials statements from the date of the Merger.

     In August 2000, the Company founded a new subsidiary, IFCO Online. IFCO Online was created to provide a mechanism for the development of the Company's radio frequency identification "(RFID") and product platform tracking technologies.

     In the third quarter of 2000, the Company purchased 3 additional pallet companies and 1 additional drum reconditioning company in separate asset purchase transactions.

     In November 2000, IFCO Europe purchased 10,000 shares of IFCO Asia for a 99.98% ownership interest. The operations of IFCO Asia will begin in 2001.

     Operating results for interim periods are not necessarily indicative of the results for full years. The condensed consolidated financial statements included herein should be read in conjunction with the related notes thereto and accompanying report of management and the audited Combined and Consolidated Financial Statements of IFCO Systems N.V. and its subsidiaries and the related notes thereto as filed with the Frankfort Stock Exchange on July 4, 2001 in the Company's 2000 Annual Report.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                  (UNAUDITED)

                                                                                                 DECEMBER 31,         MARCH 31,
                                                                                                    2000                2001
                                                                                                 ----------          ---------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents  ...........................................................          $  17,938          $  16,476
  Receivables  .........................................................................            101,345            111,123
  Related party receivables.............................................................              5,179              7,965
  Inventories  .........................................................................             20,634             22,815
  Other current assets  ................................................................             34,566             34,237
                                                                                                  ---------          ---------
     Total current assets  .............................................................            179,662            192,616
PROPERTY, PLANT AND EQUIPMENT, net  ....................................................            259,101            245,090
GOODWILL AND OTHER INTANGIBLE ASSETS, net  .............................................            305,527            300,159
OTHER NON-CURRENT ASSETS  ..............................................................             40,499             40,500
                                                                                                  ---------          ---------
     Total assets  .....................................................................          $ 784,789          $ 778,365
                                                                                                  =========          =========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt  ................................................          $   3,807          $   3,748
  Current maturities of capital lease obligations  .....................................              9,388             10,147
  Bank overdraft  ......................................................................              8,084              8,453
  Accounts payable, accrued expenses and other current liabilities  ....................            115,457            118,644
  Refundable deposits  .................................................................             69,371             59,027
                                                                                                  ---------          ---------
     Total current liabilities  ........................................................            206,107            200,019
LONG-TERM DEBT, net of current maturities  .............................................            139,736            166,533
CAPITAL LEASE OBLIGATIONS, net of current maturities  ..................................             21,870             18,079
OTHER LIABILITIES  .....................................................................             13,933             13,930
SENIOR SUBORDINATED NOTES  .............................................................            187,760            175,880
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Ordinary shares, 2 par value, 100,000,000 authorized
    shares, 43,934,650 and 43,931,189 issued and outstanding,
    respectively  ......................................................................             85,189             85,189
  Additional paid-in capital  ..........................................................            304,485            304,485
  Accumulated deficit  .................................................................           (169,884)          (158,417)
  Accumulated other comprehensive loss  ................................................             (4,407)           (27,333)
                                                                                                  ---------          ---------
Total stockholders' equity  ............................................................            215,383            203,924
                                                                                                  ---------          ---------
     Total liabilities and stockholders' equity  .......................................          $ 784,789          $ 778,365
                                                                                                  =========          =========

The accompanying notes are an integral part of these consolidated financial statements.

                      IFCO SYSTEMS N.V. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                  (UNAUDITED)

                                                                                THREE MONTHS ENDED MARCH 31,
                                                                              ---------------------------------
                                                                                  2000                  2001
                                                                              -----------           -----------
REVENUES  ..................................................................  $    57,263           $   126,595
COST OF SALES  .............................................................       47,319               103,289
                                                                              -----------           -----------
  Gross profit  ............................................................        9,944                23,306
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES................................        8,148                20,366
AMORTIZATION OF GOODWILL AND OTHER INTANGIBLE ASSETS  ......................          642                 2,710
OTHER OPERATING INCOME, NET  ...............................................         (147)                  (36)
                                                                              -----------           -----------
   Income (loss) from operations  ..........................................        1,301                   266
INTEREST EXPENSE, NET  .....................................................       (4,303)               (8,499)
FOREIGN CURRENCY (LOSSES) GAINS  ...........................................         (152)               19,475
OTHER (EXPENSE) INCOME, NET  ...............................................         (110)                  285
                                                                              -----------           -----------
(LOSS) INCOME BEFORE INCOME TAXES...........................................       (3,264)               11,527
INCOME TAX BENEFIT (PROVISION)  ............................................          707                   (60)
LOSS FROM EQUITY ENTITIES...................................................         (417)                    -
                                                                              -----------           -----------
(Loss) income before extraordinary loss and cumulative effect of change in
 accounting principle.......................................................       (2,974)               11,467
EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT..........................       (5,600)                    -
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE  .......................          770                     -
                                                                              -----------           -----------
Net (loss) income...........................................................  $    (7,804)          $    11,467
                                                                              ===========           ===========
(Loss) income per share before extraordinary loss and cumulative effect of
 change in accounting principle --basic and diluted  .......................  $      (.12)                 $.26
Extraordinary loss on early extinguishment of debt..........................         (.22)                    -
Cumulative effect of change in accounting principle  .......................          .03                     -
                                                                              -----------           -----------
NET (LOSS) INCOME PER SHARE -- basic and diluted............................  $      (.30)                 $.26
                                                                              ===========           ===========
Weighted average shares used in computing net (loss) income per share -
 basic and diluted .........................................................   25,603,018            43,932,920


The accompanying notes are an integral part of these consolidated financial statements.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
            CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                             THREE MONTHS ENDED MARCH 31,
                                                                            -----------------------------
                                                                               2000                2001
                                                                            ----------           --------
Net (loss) income.........................................................   $(7,804)            $ 11,467
Other comprehensive income (loss).........................................
  Foreign currency translation adjustment.................................     3,000              (22,926)
                                                                             -------             --------
Comprehensive loss........................................................   $(4,804)            $(11,459)
                                                                             =======             ========

The accompanying notes are an integral part of these consolidated financial statements.

                            IFCO SYSTEMS N.V. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                      (IN THOUSANDS)
                                       (UNAUDITED)


                                                                                                          THREE MONTHS ENDED
                                                                                                               MARCH 31,
                                                                                                         ---------------------
                                                                                                           2000        2001
                                                                                                         ---------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net (loss) income........................  ........................................................   $  (7,804)   $ 11,467
   Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities--
       Depreciation and amortization  ................................................................       9,393      14,950
       Foreign currency losses (gains)  ..............................................................         152     (19,475)
       Loss (gain) on sale of property, plant and equipment  .........................................           6        (138)
       Losses from equity entities, net  .............................................................        (417)          -
       Extraordinary loss on early extinguishment of debt.............................................       5,600           -
       Changes in operating assets and liabilities--
          Receivables and related party receivables  .................................................     (37,007)    (38,612)
          Net proceeds from factoring arrangement.....................................................      28,650      24,363
          Inventories  ...............................................................................        (663)     (4,071)
          Other current assets  ......................................................................      (1,832)      1,655
          Accounts payable, accrued expenses and other current liabilities............................     (14,523)    (20,260)
          Other non-current assets and liabilities  ..................................................      (3,198)      6,701
                                                                                                         ---------    --------
       Net cash used in operating activities  ........................................................     (21,643)    (23,420)
                                                                                                         ---------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of RPCs  ................................................................................      (6,623)     (3,812)
   Purchases of property, plant and equipment  .......................................................      (2,381)     (4,070)
   Proceeds from the sale of property, plant and equipment  ..........................................          39         119
   Purchase of minority interest option  .............................................................     (22,635)          -
   Purchase of investments carried at cost  ..........................................................        (566)          -
   Cash paid for business acquisitions, net of cash acquired  ........................................     (91,493)          -
                                                                                                         ---------    --------
       Net cash used in investing activities  ........................................................    (123,659)     (7,763)
                                                                                                         ---------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term debt  .....................................................................     251,747      54,000
   Payments on short-term loans, short-term related party loans and long-term debt  ..................    (270,207)    (22,403)
   Payments of indebtedness of purchased companies  ..................................................     (15,196)          -
   Payments on capital lease obligations  ............................................................      (2,072)     (1,446)
   Payments for termination of participating rights and redeemable participating rights  .............      (4,608)          -
   Net proceeds from issuance of common stock  .......................................................     207,532           -
   Net proceeds from exercise of stock options  ......................................................       2,034           -
                                                                                                         ---------    --------
       Net cash provided by financing activities  ....................................................     169,230      30,151
                                                                                                         ---------    --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS  ........................................           4        (430)
                                                                                                         ---------    --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS  ................................................      23,932      (1,462)
   CASH AND CASH EQUIVALENTS--beginning of period  ...................................................      12,240      17,938
                                                                                                         ---------    --------
   CASH AND CASH EQUIVALENTS--end of period  .........................................................   $  36,172    $ 16,476
                                                                                                         =========    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash paid for--
       Interest.......................................................................................   $   5,394    $ 11,546
                                                                                                         =========    ========
       Income taxes  .................................................................................   $      22    $    327
                                                                                                         =========    ========

The accompanying notes are an integral part of these consolidated financial statements.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2001
                                  (UNAUDITED)


1. BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Unless otherwise noted, all amounts are shown in U.S. dollars, which the Company has elected as its reporting currency. The Company's assets, liabilities, revenues, and expenses are subject to exchange rate fluctuations between the dollar and the euro since the euro is the primary functional currency of IFCO Systems N.V. and the Company's European operations. Exchange rate fluctuations occur, to a lesser extent, as a result of certain subsidiaries operating in other countries and using other functional currencies.

     The accompanying unaudited condensed consolidated financial statements are prepared on a condensed basis. Accordingly, certain information and footnotes required by accounting principles generally accepted in the United States for complete financial statements are not included herein. The Company believes all adjustments necessary for a fair presentation of these interim statements have been included and are of a normal and recurring nature. These interim statements should be read in conjunction with the Consolidated Financial Statements of IFCO Systems N.V. and its subsidiaries as of December 31, 2000 and the related notes thereto as filed with the Frankfurt Stock Exchange on July 4, 2001.

 BUSINESS AND ORGANIZATION

     IFCO Systems N.V. ("IFCO Systems" or the "Company"), which was incorporated under the laws of the Netherlands on March 31, 1999, is the holding company for IFCO Systems Europe GmbH and its subsidiaries (formerly known as IFCO Europe Beteiligungs GmbH) ("IFCO Europe"), IFCO Systems North America, Inc. and its subsidiaries ("IFCO North America") and the newly founded IFCO Online AG ("IFCO Online").

     IFCO Systems was founded for the purpose of merging the IFCO companies, which consisted of IFCO Europe, MTS Okologistik GmbH ("MTS"), and IFCO International Network Beteiligungsgesellschaft mbH, formerly known as Schoeller International Logistics Beteiligungsgesellschaft mbH ("SIL"), ("IFCO International"), and their subsidiaries, with PalEx, Inc. and its subsidiaries ("PalEx"), which subsequently changed its name to IFCO North America (the "Merger"). Subsequent to the Merger, MTS became a subsidiary of IFCO Europe and IFCO International was merged into IFCO Europe.

     With the completion of the Merger on March 8, 2000, the IFCO companies' returnable plastic container ("RPC") systems were combined with IFCO North America's pallet and industrial container operations. The Company is a provider of round-trip systems internationally, managing a global pool of approximately 70 million owned and leased RPCs and serving customers in 32 countries. RPCs are used for the flow of products through one whole distribution cycle and then are reused multiple times. The Company also owns and manages a rental pool of over 1.6 million pallets in Canada, making it one of the largest pallet rental pool owners and managers in North America. In addition, the Company is a provider of new and recycled pallets and industrial container services in North America. The Company's RPC operations are primarily in Europe and North America and its pallet and industrial container operations are in North America.

     The Company's headquarters are located in Amsterdam, the Netherlands. Its European operations headquarters are in Pullach, Germany, and its North American operations headquarters are in Houston, Texas. There are approximately 66 locations in Europe, 11 locations in Japan, 6 locations in Argentina, 1 location in South Africa, and 117 locations in North America.

 THE COMPANY

     IFCO Europe, a German company that is 100% owned by the Company, was established in 1997 and is the holding company of IFCO GmbH, a German company, which was established in 1992. IFCO GmbH and its subsidiaries in Europe are involved in the organization and administration of the purchase, distribution and rental of RPC systems in Germany and other European countries. The RPCs are rented primarily to producers of fresh fruit and vegetables in exchange for a one-time usage fee. The producers' goods are transported in the RPCs to various intermediaries and ultimately to retailers for sale to consumers. IFCO GmbH delivers the empty RPCs to customers' bulk warehouses and collects the empty RPCs from

                      IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


regional service points, where the RPCs are transported to the Company's depots and cleaned for reuse. Prior to March 2000, IFCO Europe was 76% owned by IFCO Systems, with General Electric Erste Beteiligungs GmbH ("GE Erste"), a subsidiary of General Electric Capital Corporation ("GECC"), holding a minority interest. In connection with its initial investment of $24,949 in IFCO Europe in 1997, GECC and GE Erste received options to increase their investment in IFCO Europe up to 100% after certain dates passed and criteria were met. GECC and GE Erste also received options to purchase 100% of MTS and up to 100% of SIL after certain dates passed and criteria were met. The GE Erste minority interest was purchased and all GECC and GE Erste options were released in connection with the Merger and initial public offering described below.

     MTS, a German company that is now 100% owned by IFCO Europe, was established in 1992 and offers a reusable packing system for dry goods sold primarily by retailers. MTS's business processes are generally similar to those of IFCO GmbH.

     IFCO International, a German company that was 100% owned by the Company and subsequently merged into IFCO Europe, was established in 1994 to hold ownership interests in RPC systems in the United States, Argentina and Japan. The operations in Argentina are wholly owned by a subsidiary and are consolidated within IFCO Europe. IFCO Europe, as predecessor of IFCO International, owns a 33% ownership investment in the Japanese operations and has agreed to fund the proportionate share of losses of the operations in Japan ("IFCO-Japan") in excess of its capital investment. IFCO-Japan is accounted for under the equity method. The business processes of these operations are generally similar to those of IFCO GmbH.

     IFCO-U.S., L.L.C. ("IFCO-U.S."), which operates the Company's RPC system in the United States, became a wholly-owned subsidiary of the Company, effective March 8, 2000. The business processes of these operations are generally similar to those of IFCO Europe.

     IFCO North America (formerly PalEx, Inc.), a U.S. company that is 100% owned by the Company, was founded in January 1996 to create a nationwide provider of pallet products and related services. Between the time of its founding and December 2000, IFCO North America acquired, either directly or through other subsidiaries, 27 companies, three of which were its founding companies and eight of which are engaged in the reconditioning and rebuilding of industrial steel containers. One is engaged in the rental of pallets in Canada.

     In August 2000, the Company founded a new subsidiary, IFCO Online. IFCO Online was created to provide a mechanism for the development of the Company's radio frequency identification and product platform tracking technologies.

     In November 2000, IFCO Europe purchased 10,000 shares of IFCO Asia for a 99.98% ownership interest. The operations of IFCO Asia will begin later in 2001.

 HISTORY

     Prior to November 3, 1999, IFCO Europe and MTS were subsidiaries of Schoeller Packaging Systems GmbH ("SPS"). In December 1999, SPS changed its name to Schoeller Logistics Industries GmbH ("SLI"). Prior to November 22, 1999, SIL was a subsidiary of Gebruder Schoeller Beteiligungsverwaltungs GmbH, Munich ("GSB"). SLI and GSB are wholly owned by the same group of shareholders, the Schoeller family. Effective November 3, 1999, SLI contributed its shares of IFCO Europe and MTS to IFCO Systems in exchange for 3,715,505 of the Company's ordinary shares. In addition, GSB contributed its shares of SIL to IFCO Systems in exchange for 1,259,495 of the Company's ordinary shares, effective November 22, 1999. Prior to the Company's initial public offering, IFCO Systems was 100% owned by Schoeller Logistic Technologies Holding GmbH, Pullach, Germany ("SLT"). SLT is 24% owned by GSB and 76% owned by SLI. The transfer of shares was accounted for as a transfer between entities under common control using the historical basis of assets and liabilities transferred.

     Effective March 1, 2000, the Company issued a total of 13,750,000 ordinary shares to SLT in connection with its contribution of IFCO Europe, MTS and IFCO International to the Company.

 THE MERGER, INITIAL PUBLIC OFFERING AND RELATED TRANSACTIONS

     On March 8, 2000, IFCO Systems completed the merger of PalEx, which subsequently changed its name to IFCO Systems North America. In the Merger, PalEx stockholders received merger consideration with a total value of $9.00 per share consisting of cash and/or the Company's ordinary shares for each share of PalEx common stock. The total merger consideration for all the shares of PalEx common stock was $71.4 million in cash and 7.4 million of IFCO Systems' ordinary shares based on elections by PalEx stockholders and adjustments pursuant to the Merger agreement. The total consideration

                      IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


for the Merger was $184.5 million for the PalEx common stock plus the assumption of debt of PalEx, which was $153.5 million as of March 8, 2000. The Merger with PalEx was accounted for as a purchase business combination and, therefore, IFCO North America's results of operations after March 8, 2000 are included in the accompanying condensed consolidated financial statements.

     In connection with the Merger, IFCO Systems also completed an initial public offering of 13.0 million ordinary shares in March 2000, and subsequently issued an additional 1.95 million ordinary shares upon the underwriters' exercise of their overallotment option (collectively, the "IPO"). The total net proceeds to the Company from and at the time of the IPO, including the exercise of the overallotment option were $203.2 million. Effective March 8, 2000, the Company issued 105/8% Senior Subordinated Notes Due 2010 ("Senior Subordinated Notes") in the principal amount of 200.0 million ($175.9 million based on exchange rates at March 31, 2001). The net proceeds from the IPO, the net proceeds from the Senior Subordinated Notes, borrowings from the Company's new senior credit facility, along with cash on hand, were used to repay a substantial portion of the debt of the IFCO companies and PalEx, to pay the cash portion of the merger consideration to PalEx stockholders, to fund the cash payment due to GECC and GE Erste described below, and to fund IFCO Systems' purchase of the remaining joint venture interest in IFCO-U.S.

  In addition, IFCO Systems, together with SLI, the shareholders of SLI, Schoeller Plast Industries GmbH ("SPI"), and GSB, each of which are related parties by common ownership, entered into the Option Release and IPO-Facilitation Agreement with GECC and GE Erste in connection with the Merger and the IPO. Pursuant to that agreement, SLT, an affiliate shareholder of the Company, issued a 23.0 million, or approximately $19.4 million (based on exchange rates as of June 30, 2001) convertible debenture (the "Debenture") to GE Erste in exchange for the contribution of its minority interest owned in IFCO Europe. SLT then contributed this minority interest to the Company in exchange for 1,250,000 of the Company's ordinary shares. The Company also paid GECC and GE Erste 22.0 million, or approximately $21.0 million (as of March 8, 2000), in consideration for the release of GECC and GE Erste's options and other rights to purchase shares of the IFCO Companies. The issuance of the Debenture to GE Erste by SLT and the payment for the options of the Company were accounted for as a purchase of minority interest in accordance with Accounting Principles Board Opinion No. 16, " Business Combinations" ("APB 16"). The excess of the Debenture and cash payment over the value of the balance in minority interest has been allocated to goodwill.

     On March 8, 2000, the Company repaid the remaining outstanding balance under its previous senior facility agreement in the amount of 60.8 million ($58.4 million) and repaid the remaining balance under the previous senior subordinated agreement in the amount of 18.0 ($17.2 million).

     On March 8, 2000, in connection with the IPO and the refinancing of IFCO Systems, the Company made a payment of 4.1 million ($3.9 million) to SPI for the termination of participating rights. This payment was an estimate of the amount required to terminate the participating rights. The Company was reimbursed by the participating rights holder in December 2000 for an overpayment of approximately 0.9 million ($0.8 million).

     On March 8, 2000, the Company paid 1.4 million ($1.4 million) to terminate the redeemable participating rights held in IFCO International.

     On March 8, 2000, the Company repaid all short-term related party loans.

     On March 10, 2000, the Company paid $5.0 million to Intertape Polymer Group, Inc. for its 49% interest in IFCO-U.S., giving the Company 100% ownership of IFCO-U.S. This transaction was accounted for as a purchase of minority interest in accordance with APB 16.

     Prior to the Merger, during the quarter ended March 31, 2000, the Company declared a five-for-one ordinary share split. Ordinary shares authorized, issued and outstanding have been restated on the accompanying condensed consolidated financial statements to reflect the split. Nominal value was changed from 10 to 2. Subsequent to the split, in March 2000, the Company increased the authorized ordinary shares to 100,000,000.

 COMPANIES ACQUIRED BY PURCHASE IN 2000

     During the quarter ended September 30, 2000, the Company purchased 3 additional pallet companies and one additional drum company (collectively, the "2000 Purchased Companies") in separate transactions. The total purchase price for the 2000 Purchased Companies was approximately 1.0 million ordinary shares of the Company, approximately $73.4 million in cash, and approximately $6.6 million principal amount of a subordinated note.

                      IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


 DISCONTINUED OPERATIONS

     Subsequent to the acquisition of PalEx, the Company commenced an assessment of the alignment of PalEx's site infrastructure and operations with IFCO Systems' logistics systems and services businesses. In performing this assessment, the Company determined its core systems and services businesses are largely dependent upon plant site locations rather than pallet manufacturing activity, which is not systems and services business and, in management's opinion, is not a growth business. The Company's strategic goals include the growth and development of its systems and services businesses. The Company determined that its management efforts and available capital would be more profitably applied to its systems and services segment, and, accordingly, management committed to a plan to discontinue and divest substantially all of its new pallet manufacturing operations in August 2000. The Company retained Batchelder & Partners, Inc. to assist in matters related to the divestiture of its new pallet manufacturing operations. Negotiations with a limited number of buyers started in late December 2000, and the divestiture is expected to be substantially complete in the third quarter of 2001 based upon a current offer. The offer was received in May 2001. The Company initially expected to receive sales proceeds approximately equal to the carrying value of the net assets of the new pallet manufacturing operations. However, because of increased competition in the pallet business in the United States and the declining profitability of the new pallet manufacturing operations, the sales offers were much lower than expected. The proceeds of the sale of the new pallet manufacturing segment will be used to reduce the principal amount due under the Amended Term Loan (see Note 3).

     The results of operations for the new pallet manufacturing operations for the three months ended March 31, 2001 have been recorded against the accrual for operating losses anticipated until the expected disposal date. The Company's results of operations as shown in the accompanying condensed consolidated statement of operations for the three months ended March 31, 2001 included herein reflect only the results of our continuing business segments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company maintains its accounting records using a calendar year, except for IFCO North America, which uses a 52/53 week year ending on the last Sunday in December.

     There has been no significant change in the accounting policies of the Company during the periods presented. For a description of these policies, refer to Note 2 of Notes to Combined and Consolidated Financial Statements as included in the Company's 2000 Annual Report.

     Certain reclassifications were made to conform prior years data with the current presentation.

3. LONG-TERM DEBT

     On the closing date of the IPO and the Merger, IFCO Systems and IFCO North America entered into a new syndicated, secured senior credit facility, which was amended and restated on March 31, 2000 as the Amended and Restated Credit Agreement (the "Senior Credit Facility"), to complete the syndication. The syndicate of banks, financial institutions, and other entities includes Canadian Imperial Bank of Commerce and Bank One, Texas, NA. IFCO North America is the borrower, and IFCO Systems and IFCO Systems' other subsidiaries are guarantors. CIBC World Markets Corp. and Bank One Capital Markets, Inc., are the coarrangers, and Bank One, Texas, NA is also the administrative agent. The Senior Credit Facility replaced the former credit facilities of IFCO Europe and PalEx's senior credit facility, the outstanding balances of all of which were repaid in March 2000 with cash on hand, the net proceeds of the IPO and the offering of the Senior Subordinated Notes discussed below, and initial borrowings under the Senior Credit Facility.

     The results of operations for the three months ended March 31, 2000 include an extraordinary loss on the early extinguishment of debt of $5.6 million. The loss occurred as a result of the write-off of unamortized deferred bank fees and other charges related to credit facilities that were paid off in conjunction with the Merger and related transactions. Due to losses in the related tax jurisdiction, there was no tax effect on this extraordinary loss on the early extinguishment of debt.

     In April of 2001, effective December 31, 2000, the Senior Credit Facility was amended as the Second Amended and Restated Credit Agreement (the "Amended Senior Credit Facility") to substantially modify the terms of the Senior Credit Facility.

                      IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  TERMS OF SENIOR CREDIT FACILITY FROM THE CLOSING DATE OF THE IPO AND THE MERGER TO DECEMBER 31, 2000

     The Senior Credit Facility, until amended effective as of December 31, 2000, provided for borrowings of up to $235.0 million and consisted of (1) a multi-draw term loan facility in an aggregate principal amount of up to $108.8 million (the "Term Loan") and (2) a revolving credit facility providing for revolving loans to IFCO North America of up to $126.2 million (the "Revolver"). The Term Loan could be borrowed in up to 20 drawings commencing on the closing date of the IPO and the Merger and ending on the third anniversary of the closing date. The Term Loan could only be used to finance permitted acquisitions. Permitted acquisitions included any acquisition in which the total consideration paid did not exceed $25.0 million. Pursuant to the Senior Credit Facility, the Company obtained consent for three acquisitions completed during the three months ended September 30, 2000 with an aggregate purchase price of $89.5 million. In connection with obtaining this consent, the Senior Credit Facility was amended as of July 31, 2000, so that the aggregate amount of consideration IFCO or its subsidiaries could pay in connection with additional permitted acquisitions during any consecutive 12-month period could not exceed $50.0 million.

     IFCO North America had available to it a multi-currency swingline facility for short-term borrowings denominated in certain readily available and freely tradable currencies in an amount not to exceed $50.0 million and a dollar swingline facility in an amount not to exceed $25.0 million. Any multi-currency swingline loan or dollar swingline loan reduced availability under the Revolver on a dollar-for-dollar basis. IFCO North America could obtain letters of credit, in an aggregate amount not in excess of $25.0 million of the Revolver, issued by Canadian Imperial Bank of Commerce World Markets Corp. and Bank One, NA. Drawings under any letter of credit were to be reimbursed by IFCO North America on the same business day if the draw was presented and notice was provided to IFCO North America prior to 12:00 P.M. Chicago time. Letters of credit issued also reduced availability under the Revolver.

     IFCO North America was able to draw on the Revolver through March 8, 2003 and the Revolver matured on March 8, 2006. The Revolver was utilized to make capital expenditures and to finance the working capital needs of IFCO Systems and its subsidiaries in the ordinary course of business. The Revolver was also used to pay fees and expenses related to the merger transactions. The borrowing base under the Revolver was based on a percentage of IFCO Systems' eligible receivables, eligible inventories, and eligible RPCs. Eligible receivables exclude receivables in certain European countries in which a security interest in such receivables could not be perfected. Eligible inventories included pallets that IFCO Systems and its subsidiaries own for rent to third parties. Eligible RPCs included those RPCs owned by IFCO-U.S.

     The outstanding amounts under the Term Loan and the Revolver, as well as the swingline facility described above, bore interest at interest rates determined based upon the Company's consolidated total leverage ratio, which is defined in the Senior Credit Facility agreement, and changes quarterly. The rates ranged from a high of 300 basis points over LIBOR and 200 basis points over prime rate, to a low of 200 basis points over LIBOR and 100 basis points over prime rate. As of March 31, 2001, the outstanding debt under the Term Loan and Revolver had a weighted average interest rate of 8.2% per annum.

     The outstanding amounts under the Term Loan and the Revolver were repayable in 12 consecutive quarterly installments commencing in June, 2003 in an aggregate amount for each 12-month period equal to 20% in the first period, 30% in the second period, and 50% in the third period.

  TERMS OF AMENDED SENIOR CREDIT FACILITY, EFFECTIVE AS OF DECEMBER 31, 2000

     The Amended Senior Credit Facility provides for borrowings of up to $178.0 million and consists of (1) a term loan facility in an aggregate principal amount of $78.0 million (the "Amended Term Loan") and (2) a revolving credit facility providing for revolving loans to IFCO North America of up to $100.0 million that IFCO Systems may draw on until February 4, 2003 (the "Amended Revolver"). There are no additional borrowings available on the Amended Term Loan, nor are there any further permitted acquisitions. The principal balance of the Amended Term Loan must be reduced by the proceeds of certain asset sales, as defined, including the proceeds from the sale of IFCO North America's manufacturing operation. The Amended Term Loan is payable in monthly principal installments of $0.7 million beginning in September 2001, with the balance due in February 2003 (the new maturity date of the Amended Revolver). The aggregate Amended Term Loan amount is permanently reduced by any required principal reduction.

                      IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


     The Amended Senior Credit Facility provides multi-currency and dollar swingline facilities in the amounts of $50.0 million and $10.0 million, respectively, essentially on the same terms as the Senior Credit Facility. Letters of credit continue to be available pursuant to the Amended Senior Credit Facility in an aggregate amount not to exceed $25.0 million on essentially the same terms as the Senior Credit Facility, provided however, loans under the Amended Senior Credit Facility shall no longer be made in Canadian dollars. There were commitments for outstanding letters of credit in the amount of $3.1 million as of March 31,2001.

     The Amended Senior Credit Facility permits cumulative capital expenditures in the amount of $26.5 million through June 30, 2001, $37.8 million through September 30, 2001, $47.0 million through December 31, 2001, and $50.0 million for each four-quarter period ending thereafter.

     The Amended Term Loan and Amended Revolver bear interest at a high of 400 basis points over LIBOR and 250 basis points over prime rate, to a low of 275 basis points over LIBOR and 200 basis points over prime rate.

     There was $164.9 million outstanding under the Senior Credit Facility as of March 31, 2001, including 51.1 million (or $44.9 million) under the multi-currency swingline facility, $78.0 million under the Term Loan, and $42.0 million under the Revolver. There was $10.0 million available for borrowing under the Revolver as of March 31, 2001.

  TERMS OF AMENDMENT NO. I AND CONSENT TO AMENDED CREDIT FACILITY, EFFECTIVE AS OF JUNE 12, 2001

     In June 2001, the Company entered into an amendment of terms on and consent with respect to the amended credit facility. The amendment includes an amendment of the definition of consolidated earnings before interest, taxes, depreciation, and amortization ("EBITDA"), restrictions on payments in respect of the senior subordinated notes and other long-term debt when a default or event of default occurs and is continuing, and additional restrictions on IFCO Systems' and IFCO North America's ability to make optional payments in respect of other long-term debt.

     Pursuant to the amendment and consent, the administrative agent and lenders also consented to the asset sale of certain of IFCO Systems' pallet manufacturing operations and the assignment by IFCO Systems of promissory notes received by it as consideration for the sale to the administrative agent for the benefit of the lenders.

  TERMS COMMON TO THE SENIOR CREDIT FACILITY AND THE AMENDED SENIOR CREDIT FACILITY

     IFCO North America's obligations are guaranteed by IFCO Systems and substantially all of its existing subsidiaries and each of its future direct and indirect subsidiaries, other than subsidiaries deemed immaterial by the administrative agent. IFCO North America's obligations and the guarantees are secured by a perfected first priority security interest in all of the loan parties' substantial tangible and intangible assets, except for those assets the co-lead arrangers determine in their sole discretion that the costs of obtaining the security interest are excessive in relation to the value of the security.

     The Senior Credit Facility and Amended Senior Credit Facility contain a number of covenants that, among other things, limit IFCO Systems' and its subsidiaries' ability to dispose of assets, incur additional debt, merge or consolidate, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans, or advances, make acquisitions, make capital expenditures, prepay debt, or engage in certain transactions with affiliates, and otherwise restricts certain corporate activities. In addition, IFCO Systems and its subsidiaries are required to comply with specified ratios and tests, including a minimum net worth test, a fixed charge coverage ratio, an interest coverage ratio, a leverage ratio, and a minimum EBITDA requirement. At March 31, 2001, the Company was in compliance with all financial covenants of the Amended Senior Credit Facility.

     The Senior Credit Facility and Amended Senior Credit Facility contain customary events of default, including non-payment of principal, interest, or fees, material inaccuracy of representations and warranties, violation of covenants, cross-default to certain other debt, certain events of bankruptcy and insolvency, certain events under ERISA, material judgments, actual or asserted invalidity of any guarantee, security document, subordination provision, or security interest, and a change of control in certain circumstances.

                      IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


 SENIOR SUBORDINATED NOTES

     On March 8, 2000, IFCO issued 200.0 ($175.9 million based on exchange rates at March 31, 2001) million principal amount of Senior Subordinated Notes in a private placement. The total net proceeds to the Company from the issuance of the Senior Subordinated Notes were $184.7 million. The Senior Subordinated Notes mature on March 15, 2010. Interest at the rate of 105/8% per year from the date of issuance is payable semiannually in arrears on each March 15 and September 15, commencing September 15, 2000. The Senior Subordinated Notes are not secured, but are guaranteed by the Company's material subsidiaries. The notes and the guarantees rank behind all of IFCO Systems' existing and future senior debt, including IFCO Systems' obligations under the Amended Senior Credit Facility. The indenture governing the Senior Subordinated Notes contains a number of significant covenants, which restrict IFCO Systems' corporate and business activities, including its ability to dispose of assets, incur additional debt, prepay other debt, pay dividends, repurchase or redeem capital stock, enter into specified investments or create new subsidiaries, enter into sale and lease-back transactions, make specific types of acquisitions, engage in mergers or consolidations, create liens, or engage in certain transactions with affiliates.

 RECEIVABLE FACTORING

     The Amended Senior Credit Facility permits specified levels of receivable factoring. IFCO GmbH and, subsequently, other subsidiaries of IFCO GmbH, previously entered into a factoring agreement under which IFCO GmbH companies could offer all of its trade receivables to a factoring agent. Under the factoring agreement, the sales price is the nominal value of the receivable less a factoring fee of 0.45% of the nominal value of the factored receivables. The factoring agent has the right to collect the receivables and bears the collection risk. The factoring agent is required to remit 75% of the factored receivables to these IFCO GmbH companies. The remainder, less the factoring charge, is held in an escrow account and is remitted to these IFCO GmbH companies following collection. The interest rate on cash advances relating to factored receivables is based on the three-month EURIBOR rate plus 1.25%, or 5.8% as of March 31, 2001. These IFCO GmbH companies factored approximately 46% of their receivables and incurred factoring charges and factoring-related interest charges of $1.0 million and $0.9 million for three months ended March 31, 2000 and 2001, respectively. These charges are shown as interest expense in the accompanying condensed consolidated statements of operations.

 CAPITAL LEASE OBLIGATIONS

     The Company has entered into leases with third parties principally for RPCs that are accounted for as capital leases.

4. NET (LOSS) INCOME PER SHARE

     Net loss per share--basic for the three months ended March 31, 2000 was computed using 25,603,018 weighted average number of ordinary shares outstanding (the shares issued in the IPO, the shares issued to the stockholders of PalEx, the shares allocated for future transfers to shareholders of the Company's Canadian subsidiary, the shares issued to the former shareholders of IFCO Europe, MTS and IFCO International, and the shares issued through March 31, 2000 pursuant to the exercise of stock options). Net income per share--basic for the three months ended March 31, 2001 was computed using the 43,932,920 weighted average number of ordinary shares outstanding for the period. The effect of 3,842,399 and 5,329,827 unexercised stock options and warrants determined under the treasury method were anti-dilutive and therefore excluded from the calculation of net loss per share - diluted for the three months ended March 31, 2000 and 2001, respectively.


5. FOREIGN CURRENCY INCOME

     The results of operations for the three months ended March 31, 2001 include a net foreign currency gain of $18.8 million resulting from the effect of the change in the exchange rate between the dollar and the euro from December 31, 2000 until March 31, 2001 on the Company's euro swingline borrowings on IFCO North America's books, whose functional currency is the dollar and the dollar intercompany receivable on the parent company's books, whose functional currency is the euro, due from IFCO North America. The results of operations for the three months ended March 31, 2001 also include a foreign currency gain of $0.7 million resulting from operating transactions between countries with different currencies.

             CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

  Some of the statements contained in this report discuss future expectations, contain projections of results of operations or financial condition of IFCO Systems, or state other forward-looking information. These statements may include financial information and/or statements for periods following the period covered by this report. You can find many of these statements by looking for words like believes, expects, anticipates, estimates, or similar expressions used in this report.

  These forward-looking statements may be affected by known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions that we believe to be reasonable. Risks and uncertainties include the following: (1) IFCO's ability to effectively integrate its operations and achieve its operational and growth objectives; (2) the competitive nature of the container businesses, including RPCs, pallets, and industrial containers; (3) customer demand and business and economic cycles; (4) the ability to finance capital expenditures and growth; (5) conditions in lumber markets, (6) seasonality, (7) weather conditions; (8) the ability to sell the new pallet manufacturing operations; (9) changes in national or international politics and economics; (10) currency exchange rate fluctuations; and (11) changes in capital and financial markets, including the performance of companies listed on the Frankfurt Stock Exchange or the Nasdaq National Market.

  Important factors that could cause IFCO's actual results to be materially different from the forward-looking statements are also disclosed throughout this report.

                               IFCO SYSTEMS N.V.
                              REPORT OF MANAGEMENT
                      FOR THE QUARTER ENDED MARCH 31, 2001

     Unless otherwise indicated, all references in this Report of Management to we, us, our, and similar terms, as well as references to the "Company" and "IFCO Systems" refer to IFCO Systems N.V. and its subsidiaries after the contribution of the capital shares of the IFCO Companies to IFCO Systems N.V. and to the IFCO Companies and their subsidiaries before that time.

OUR COMPANY

     IFCO Systems is a leader in reusable supply chain management. As a result of the merger of the IFCO Companies with PalEx in March 2000, we can provide shipping platforms for a variety of products. Our returnable plastic containers
(RPCs) are an integral part of the movement of fresh produce and dry goods. Our global RPC pool currently consists of approximately 70 million RPCs in a variety of sizes. During 2000, our RPCs made approximately 229.3 million trips in 32 countries worldwide, compared to approximately 212.7 trips in 1999.

     The Company's North American continuing operations consist of a pallet services segment, a pallet pooling segment, and a steel drum reconditioning segment. The pallet services segment provides recycled and remanufactured wooden pallets. The Company's Canadian pallet rental pool currently consists of approximately 1.6 million rental pallets. We own the second largest pallet rental pool in North America. Our steel drum reconditioning segment provides cleaning and restoration of steel drums. IFCO Systems' customers in North America include companies in the automotive, chemical, consumer products, grocery, produce and food production, petroleum, paper and forest products, retail, and steel and metals industries.

     The combination of IFCO Systems and PalEx was immediately followed by an assessment of the contribution merits of each business unit. While the other business units are not immune to product cost increases, management determined that the new pallet manufacturing operations were especially vulnerable to the dynamics of the lumber markets. Because of the risk associated with lumber costs, and the incompatibility between new pallet manufacturing and the other IFCO Systems materials movement operations, management elected to dispose of the new pallet manufacturing operations. The Company's condensed consolidated statement of operations for the three months ended March 31, 2001 reflects the results of operations of our continuing business segments only. We expect the disposal of our manufacturing segment to be complete in the third quarter of 2001.

REVENUES

     The accompanying unaudited condensed consolidated financial statements for IFCO Systems and subsidiaries are prepared in accordance with accounting principals generally accepted in the United States (U.S. GAAP) and are presented in U.S. dollars. Under U.S. GAAP, the historical results of operations for PalEx and those other companies acquired as purchases by IFCO Systems during 2000 are reflected in the unaudited financial statements from their respective acquisition dates.


                                                                         HISTORICAL REVENUES FOR THE THREE
                                                                               MONTHS ENDED MARCH 31,
                                                                         ---------------------------------
BUSINESS SEGMENT                                                              2000                2001
----------------                                                         ------------         ------------
                                                                               (dollars in millions)
RPC operations  .......................................................       $36.5              $ 42.6
Pallet services operations  ...........................................        14.5                54.1
Pallet pooling operations..............................................         0.8                 4.3
Drum reconditioning operations  .......................................         5.5                25.6
                                                                              -----              ------
     Total Revenues  ..................................................       $57.3              $126.6
                                                                              =====              ======

     RPC revenues increased by 16.7% to $42.6 million for the three months ended March 31, 2001 compared to $36.5 million for the three months ended March 31, 2000. RPC trips increased by 10.3% to 58.7 million trips for the three months ended March 31, 2001 compared to 53.2 million trips for the three months ended March 31, 2000.

     Revenues for our pallet services operations were $54.1 million for the three months ended March 31, 2001. The comparative revenues for the three months ended March 31, 2000 represent revenues of the pallet services operations from March 8, 2000, the date of the Merger, through March 31, 2000. On a comparative pro forma basis, revenues for our pallet services operations were relatively unchanged.

     Revenues for our pallet pooling operations were $4.3 million for the three months ended March 31, 2001. The comparative revenues for the three months ended March 31, 2000 represent revenues of the pallet pooling operations from March 8, 2000, the date of the Merger, through March 31, 2000. On a comparative pro forma basis, revenues for our pallet pooling operations increased 13.2% to $4.3 million for the three months ended March 31, 2001 from $3.8 million for the three months ended March 31, 2000.

     Revenues for our drum reconditioning operations were $25.6 million for the three months ended March 31, 2001. The comparative revenues for the three months ended March 31, 2000 represent the revenues of the drum reconditioning operations from March 8, 2000, the date of the Merger, through March 31, 2000. Pro forma drum reconditioning revenues decreased 5.9% to $25.6 million for the three months ended March 31, 2001 from $27.2 million for the three months ended March 31, 2000. The decrease was primarily attributable to a decline in the citrus and strawberry business.

RESEARCH AND DEVELOPMENT; TECHNOLOGY INITIATIVES

          The growth of our RPC operations reflects a history of devotion to product and systems innovations and creativity, and is a core value of the Company. Our research and development activities occur in tandem with our marketing efforts. We strive to lead as well as support the materials handling marketplace with new products and services while simultaneously expanding both markets and geographic coverage with our products and materials handling services. As the marketplace requires, we will strive to add new services and materials handling products to our existing product and service offerings.

          We are engaged in ongoing product improvement efforts with our RPC suppliers to make our RPCs more durable and handling-efficient with a lower cost per trip and to develop new products. These research and development efforts are conducted by our suppliers pursuant to the terms of the applicable supply agreements and do not involve separate research and development expenditures. Our supply agreements are described in our 2000 Annual Report.

          We intend to develop tracking and tracing technology in the materials movement industry through IFCO Online. All industries have to improve their supply chains in order to deal with shorter product life cycles, a broader spectrum of product offerings, and cost and competitive pressures. The supply chain management processes, therefore, need to be improved with new methods such as collaborative planning, build-to-order, cross-docking, merge-in-transit, and just-in-time deliveries. Today's logistics systems, however, lack online supply chain data. Tracking and tracing systems based on radio frequency identification, or RFID, tools can provide online information throughout the entire flow of goods.

          RFID tools will be a component part of platforms that move products through the supply chain and may be used to track the location and the content of shipping platforms. These platforms include primarily RPCs, but could also include pallets and other conveyances. The usage of that technology can improve supply chain planning and asset utilization, automate warehousing and logistics processes, and provide more current information on new pricing strategies and implementation.

          IFCO Online has evaluated tracking and tracing systems and RFID technology carefully, both from a process and technical standpoint. We have selected the leading provider of RFID technology as our partner for the development and implementation. A pilot program for our tracking and tracing system with one or a few select customers is planned for 2001. After completion of that pilot we intend to select target markets for further implementation. In the future, we intend to add tracking and tracing services to our current product offerings.

INVESTMENTS

     Our investments are primarily limited to those related to our research and development or technology initiatives.

FINANCIAL CONDITION AS OF MARCH 31, 2001

     Our total assets decreased to $778.4 million at March 31, 2001 from $784.8 million at December 31, 2000. Our stockholders' equity decreased to $203.9 at March 31, 2001 from $215.4 million at December 31, 2000.

CASH FLOWS

     Our sources of cash, to the extent they originate in different countries where we operate, are not restricted as to their movement from country to country.

     Our cash requirements generally follow the seasonality of our revenue generation. In addition, our RPC operations require cash, generally in the spring, for the refunding of RPC deposits. See "Seasonality" in our 2000 Annual Report.

     Operating activities used $23.4 million in cash for the three months ended March 31, 2001 compared to $21.6 million for the three months ended March 31, 2000. Net cash used in investing activities decreased to $7.8 million for the three months ended March 31, 2001 from $123.7 million for the three months ended March 31, 2000, primarily due to the cash paid in conjunction with the Merger and related transactions in 2000. Net cash provided by financing activities decreased to $30.2 million for the three months ended March 31, 2001 from $169.2 million for the three months ended March 31, 2000, primarily due to the cash provided in conjunction with the Merger, IPO, and related transactions in 2000.

     As a result of these changes, cash and cash equivalents decreased $19.7 million to $16.5 million at March 31, 2001 from $36.2 million at March 31, 2000. Cash and cash equivalents were $17.9 million at December 31, 2000 compared to $16.5 million at March 31, 2001.

LIQUIDITY

     In conjunction with the Merger, the Company obtained financing through a multi-bank, revolving credit facility in the amount of $235.0 million and an offering of Senior Subordinated Notes in the amount of 200.0 million. The proceeds of the Initial Public Offering of our ordinary shares (the IPO), the Senior Notes, and the revolving credit facility were used to finance the purchase of PalEx and other purchased companies, to repay the existing indebtedness of the IFCO Companies and PalEx, for capital expenditures, and for other general corporate and operating requirements. The revolver and Senior Notes contain certain financial covenants including requirements for minimum levels of net worth, interest coverage and ratios of indebtedness to earnings before interest, taxes, depreciation and amortization (EBITDA). In April 2001, the revolving credit facility was amended and reduced to $178.0 million, which includes a term loan of $78.0 million, representing the amounts borrowed to acquire other purchased companies.

     For a more thorough discussion of the indebtedness of the Company, please see Note 3 to the condensed consolidated financial statements.

     Our liquidity, which is defined as the total Revolver commitment less amounts borrowed to date plus cash, was $26.5 million as of March 31, 2001.

EARNINGS

     The Company's net income for the three months ended March 31, 2001 was $11.5 million compared to a net loss of $7.8 million for the three months ended March 31, 2000. Gross margin increased by $13.4 million primarily due to the additional margins provided by our North American pallet and drum operations. Our selling, general and administrative expenses increased by approximately $12.3 million, primarily due to the expenses of IFCO North America and those companies acquired as purchases in 2000. Our foreign currency income increased by approximately $19.6 million for the three months ended March 31, 2001 compared to the three months ended March 31, 2000, primarily due to the change in the exchange rate between the euro and the dollar. See Note 5 to condensed consolidated financial statements. Our interest expense increased by $4.2 million in 2001 compared to 2000 due to increased borrowings to finance the purchase of three pallet companies and a drum reconditioning company in 2000 and borrowings for working capital requirements. Goodwill amortization increased $2.1 million for the three months ended March 31, 2001 compared to the three months ended March 31, 2000 due to the acquisition of PalEx and the other purchased companies. The results of operations for the three months ended March 31, 2000 included an extraordinary loss on the early extinguishment of debt of $5.6 million and a credit for the cumulative effect of a change in accounting principle of $0.8 million.

FINANCIAL RISK

     The functional currency of the Company's European operations and the parent company is the euro. The Company's reporting currency is the dollar. Accordingly, our results of operations will be affected during those periods where there is significant fluctuation in the exchange ratio between the euro and the dollar.

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

     The Company has entered into a contract with its sole related-party supplier of RPCs in Europe and in North America. This contract protects the company against significant increases in the cost of granulate, the primary ingredient used in the manufacture of RPCs.

     The Company's pallet recycling and drum reconditioning segments in North America are subject to cost fluctuations of used pallets and reconditionable drums created by the relationship between the supply and demand of these materials. Such cost fluctuations in the past have either had no material effect on the results of operations or have been passed on to our customers through price changes.

EMPLOYEES

     The Company employed 4,990 people at March 31, 2001, compared to 4,233 at March 31, 2000.

DIRECTORS AND SENIOR MANAGEMENT

     Our directors and senior management are as follows:

NAME                                                     POSITION
----                                                     --------
Martin A. Schoeller.....................   Co-Chairman and Director
Christoph Schoeller.....................   Co-Chairman and Director
Cornelius Geber.........................   Director
Sam W. Humphreys........................   Director
Randall Onstead.........................   Director
Eckhard Pfeiffer........................   Director
Karl Pohler.............................   Director and Chief Executive Officer
James Griffin...........................   Chief Executive Officer, North America
Michael W. Nimtsch......................   Senior Executive Vice President and Chief Financial Officer
Wolfgang Orgeldinger....................   Chief Information Officer

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

                                   SIGNATURE

  The Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on July 13, 2001.


                                  IFCO SYSTEMS N.V.


                                    By: /s/ Michael W. Nimtsch
                                        -------------------------------------
                                        Michael W. Nimtsch
                                        Senior Executive Vice President and
                                        Chief Financial Officer

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